UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

AmeriCredit Corp.
(Name of Issuer)
Common Stock, $0.01 par value
(Title of class of securities)
03060R101
(CUSIP number)

Joseph A. Orlando

Vice President and Chief Financial Officer

Leucadia National Corporation

315 Park Avenue South

New York, New York 10010

with a copy to:

Andrea A. Bernstein, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, New York 10153

(Name, address and telephone number of person authorized to receive notices and communications)
August 19, 2008
(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

CUSIP No. 03060R101	13D	Page 2

1)	NAME OF REPORTING PERSON:		Leucadia National Corporation
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS:	N/A
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION:		New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER:	-0-
	8)	SHARED VOTING POWER:	32,715,440
	9)	SOLE DISPOSITIVE POWER:	-0-
	10)	SHARED DISPOSITIVE POWER:	32,715,440
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		32,715,440
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		28.1%
14)	TYPE OF REPORTING PERSON:		CO

CUSIP No. 03060R101	13D	Page 3

1)	NAME OF REPORTING PERSON:		Phlcorp, Inc.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS:	N/A
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION:		Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER:	-0-
	8)	SHARED VOTING POWER:	32,715,440
	9)	SOLE DISPOSITIVE POWER:	-0-
	10)	SHARED DISPOSITIVE POWER:	32,715,440
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		32,715,440
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		28.1%
14)	TYPE OF REPORTING PERSON:		CO

CUSIP No. 03060R101	13D	Page 4

1)	NAME OF REPORTING PERSON:		Baldwin Enterprises, Inc.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS:	WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION:		Colorado
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER:	-0-
	8)	SHARED VOTING POWER:	32,715,440
	9)	SOLE DISPOSITIVE POWER:	-0-
	10)	SHARED DISPOSITIVE POWER:	32,715,440
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		32,715,440
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		28.1%
14)	TYPE OF REPORTING PERSON:		CO

CUSIP No. 03060R101	13D	Page 5

1)	NAME OF REPORTING PERSON:		BEI Arch Holdings, LLC.
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS:	WC
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER:	-0-
	8)	SHARED VOTING POWER:	32,715,440
	9)	SOLE DISPOSITIVE POWER:	-0-
	10)	SHARED DISPOSITIVE POWER:	32,715,440
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		32,715,440
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		28.1%
14)	TYPE OF REPORTING PERSON:		00

CUSIP No. 03060R101	13D	Page 6

1)	NAME OF REPORTING PERSON:		BEI – Longhorn, LLC
2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:		(a) ☒ (b) ☐
3)	SEC USE ONLY
4)	SOURCE OF FUNDS:	N/A
5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6)	CITIZENSHIP OR PLACE OF ORGANIZATION:		Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7)	SOLE VOTING POWER:	-0-
	8)	SHARED VOTING POWER:	32,715,440
	9)	SOLE DISPOSITIVE POWER:	-0-
	10)	SHARED DISPOSITIVE POWER:	32,715,440
11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:		32,715,440
12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:		☐
13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):		28.1%
14)	TYPE OF REPORTING PERSON:		00

This Amendment No. 9 (this “Amendment”) amends the Statement on Schedule 13D originally filed on January 22, 2008 (the “Original Schedule”) by the Reporting Persons, which Original Schedule was subsequently amended (the Original Schedule as amended by Amendments No. 1 through 8, is referred to as the “Schedule 13D”) by the Reporting Persons and is filed by and on behalf of the Reporting Persons with respect to the common stock, $0.01 par value per share (the “Common Stock”), of AmeriCredit Corp., a Texas corporation (the “Company”). Unless otherwise indicated, all capitalized terms used herein have the meaning ascribed to them in the Schedule 13D.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

The aggregate amount of funds used to purchase the additional 2,368,200 shares of Common Stock was $18,252,129, including commissions. All purchases of these shares of Common Stock were made in open market transactions. The source of funds is BEI Arch’s funds available for investment. Following acquisition of the additional shares, BEI Arch contributed the additional shares to its wholly-owned subsidiary, BEI Longhorn.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety, with effect from the date of this Amendment, as follows:

As of the date of this Amendment, the Leucadia Reporting Persons may be deemed to beneficially own an aggregate of 32,715,440 shares of Common Stock, representing approximately 28.1%of the shares of Common Stock outstanding. All percentages in this Item 5 are based on 116,311,716 shares of Common Stock outstanding as of the date of this Amendment.

(a) The responses of the Leucadia Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment are incorporated herein by reference. As of the close of business on the date of this Amendment, the Leucadia Reporting Persons beneficially owned the following shares of Common Stock:

(i) BEI Longhorn is the owner of an aggregate of 32,715,440 shares of Common Stock, representing approximately 28.1% of the shares of Common Stock outstanding.

(ii) By virtue of its ownership of all of the outstanding membership interests in BEI Longhorn, for purposes of this Statement on Schedule 13D, BEI Arch may be

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deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by BEI Longhorn.

(iii) By virtue of its ownership of all of the outstanding membership interests in BEI Arch, for purposes of this Statement on Schedule 13D, Baldwin may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by BEI Longhorn.

(iv) By virtue of its ownership of all of the outstanding shares of Baldwin, for purposes of this Statement on Schedule 13D, Phlcorp may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by BEI Longhorn.

(v) By virtue of its ownership of all of the outstanding shares of Phlcorp, for purposes of this Statement on Schedule 13D, Leucadia may be deemed to be the beneficial owner of all of the shares of Common Stock beneficially owned by BEI Longhorn.

(vi) By virtue of their ownership of Leucadia common shares and their positions as Chairman of the Board, and President and a director, respectively, of Leucadia, for purposes of this Statement on Schedule 13D, Mr. Cumming and Mr. Steinberg may be deemed to be the beneficial owners of all of the shares of Common Stock beneficially owned by Baldwin.

(b) The responses of the Leucadia Reporting Persons to Rows (7) through (10) of the cover pages of Amendment and Item 5(a) hereof are incorporated herein by reference. BEI Arch, Baldwin, Leucadia and Phlcorp may be deemed to share voting and dispositive power with respect to the 32,715,440 shares of Common Stock owned by BEI Longhorn reflected in this Statement on Schedule 13D.

(c) Except as set forth in the following table or as previously reported in the Schedule 13D, the Leucadia Reporting Persons have not effected any transaction in shares of Common Stock during the sixty (60) days preceding the date of this Statement on Schedule 13D (all purchases reflected below were made in open market transactions).

Reporting Person	Date	Transaction	Number of Shares of Common Stock	Price Per Share (Excluding Commissions)
BEI Arch	8/18/08	Purchase	600,000	$7.89
BEI Arch	8/19/08	Purchase	1,280,800	$7.51
BEI Arch	8/20/08	Purchase	487,400	$7.77

(d)	Not applicable.

(e)	Not applicable.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 21, 2008

LEUCADIA NATIONAL CORPORATION

By:	/s/ Barbara L. Lowenthal

Name: Barbara L. Lowenthal

Title: Vice President and Comptroller

PHLCORP, INC.

By:	/s/ Barbara L. Lowenthal

Name: Barbara L. Lowenthal

Title: Vice President

BALDWIN ENTERPRISES, INC.

By:	/s/ Barbara L. Lowenthal

Name: Barbara L. Lowenthal

Title: Vice President

BEI ARCH HOLDINGS, LLC

By: Baldwin Enterprises, Inc.

Its Sole Member

By:	/s/ Barbara L. Lowenthal

Name: Barbara L. Lowenthal

Title: Vice President

BEI-LONGHORN, LLC

By: BEI Arch Holdings, LLC

Its Sole Member

By: Baldwin Enterprises, Inc.

Its Sole Member

By:	/s/ Barbara L. Lowenthal

Name: Barbara L. Lowenthal

Title: Vice President

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